UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          COMMISSION FILE NUMBER 1-3672




               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                           AMEREN CORPORATION EMPLOYEE
                      LONG-TERM SAVINGS PLAN - IBEW NO. 702
         (formerly known as the Central Illinois Public Service Company
                  Employee Long - Term Savings Plan - IBEW 702)



               B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:


                               Ameren Corporation
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

Ameren Corporation
Employee Long-Term
Savings Plan - IBEW No. 702
Financial Statements
December 31, 2002 and 2001

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Contents
December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                                         Page(s)

Report of Independent Auditors................................................1

Statement of Net Assets Available for Benefits................................2

Statement of Changes in Net Assets Available for Benefits.....................3

Notes to Financial Statements...............................................4-8



Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors



To the Participants and Administrator of the Ameren Corporation Employee Long-Term
Savings Plan - IBEW No. 702



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Employee Long-Term Savings Plan - IBEW No. 702 (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 20, 2003

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Statement of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                         2002              2001

Investments in Central Illinois Public Service
 Company Master Long-Term Savings Trust*           $32,539,633      $34,374,084

Cash                                                       971            2,281

Receivables
    Participant contributions                          183,013          173,890
    Employer contributions                              23,595           23,207
    Dividends and interest                              30,251           22,145
    Due from broker for securities sold                 15,577                -
                                                   -----------      -----------
           Net assets available for benefits       $32,793,040      $34,595,607
                                                   ===========      ===========



* Represents five percent or more of net assets available for benefits.


   The accompanying notes are an integral part of these financial statements.



Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001
------------------------------------------------------------------------------------------

                                                                 2002              2001
Investment income (loss)
Interest and dividends                                      $   862,935       $   912,528
Net depreciation in fair value of investments                (4,435,409)       (4,405,259)
                                                            ------------     -------------
                                                             (3,572,474)       (3,492,731)
                                                            ------------     -------------

Participant contributions                                     3,335,999         3,387,963
Employer contributions                                          437,756           406,263
                                                            ------------     -------------
                                                              3,773,755         3,794,226
                                                            ------------     -------------
Benefits and expenses
Benefits paid to participants                                 2,000,598         1,785,167
Administrative expenses                                           3,250             3,899
                                                            ------------     -------------
                                                              2,003,848         1,789,066
                                                            ------------     -------------

             Net decrease                                    (1,802,567)       (1,487,571)

Net assets available for benefits
Beginning of the year                                        34,595,607        36,083,178
                                                           -------------     -------------
End of the year                                            $ 32,793,040      $ 34,595,607
                                                           =============     =============



   The accompanying notes are an integral part of these financial statements

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Notes to Financial Statements
Deecember 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   Description of the Plan

     General
     The following is a brief summary of the various provisions of the Ameren Corporation (the "Company") Employee Long-Term Savings Plan - IBEW No. 702 (the "Plan"). The Plan provides for the investment in certain funds by each participating employee ("Participant") who is a member of the IBEW No. 702 collective bargaining unit employed by Central Illinois Public Service Company, a wholly owned subsidiary of the Company, and AmerenEnergy Generating Company, an indirectly wholly owned subsidiary of the Company, ("Participating Subsidiaries"). Participants should refer to the Plan document for more complete information.

     The Company adopted the Plan on January 1, 1990, to provide a systematic means by which certain eligible employees of the Company may adopt a regular savings program and secure federal income tax benefits resulting from participation in the Plan. The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Merrill Lynch Trust Company of America, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

     Effective December 2001, when dividends are paid on shares of Company common stock held in the Ameren Common Stock Fund, these dividends are used to purchase newly issued shares of Company common stock at fair market value instead of Company shares being purchased in the open market.

     Effective June 1, 2002, with the passage of the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA"), the Plan was changed to designate the Ameren Common Stock Fund of the Plan as an Employee Stock Ownership Plan and to allow all Participants a choice between dividend reinvestment and dividend payment on their various Employee Stock Ownership Plan accounts. The "catch-up" contribution provision of EGTRRA for all employees age 50 and older was implemented as well.

     Participation
     Each employee of the Participating Subsidiaries receiving regular salary or wages who is part of the IBEW Local No. 702 collective bargaining unit and who has both completed one year of service (defined as a consecutive twelve-month period beginning with his/her employment commencement date or anniversary thereof during which he/she has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become an active participant.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Notes to Financial Statements
Deecember 31, 2002 and 2001
--------------------------------------------------------------------------------

     Contributions
     Participants may contribute from one percent to 15 percent of their base compensation to the Plan through payroll deductions (basic contributions). Effective July 1, 2001, the Company makes a matching contribution equal to $.25 for each $1.00 on the first six percent of a Participant's contribution. Company contributions are made based on specific agreements between the Company and the collective bargaining unit. All Company matching contributions are made to the extent sufficient earnings are available, as described in the Plan document.

     Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent to any combination of available investment funds. Such fund allocation elections may be changed daily. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate all or in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

     Vesting
     The amounts in Participants' accounts, including Company contributions, are fully vested at all times.

     Participant Loans
     The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $500, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, and (4) such other rules and regulations as may be adopted by the Company. At December 31, 2002, the interest rates on participant loans ranged from 4.25 percent to 9.5 percent. At December 31, 2001, the interest rates on participant loans ranged from 5 percent to
     9.5 percent.

     Payment of Benefits
     Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant's account less the unpaid amount of any outstanding loan (including accrued interest). Generally, distributions will be made in a lump sum; however, in certain circumstances a Participant may also elect to receive his/her distribution in installments. Certain distributions may be deferred until a participant reaches age 70 1/2, dies, or requests an earlier distribution (whichever occurs first).

     Amounts that have been requested for withdrawal by Participants, but have not yet been distributed by the Plan, are included in net assets available for benefits. There were no amounts requested for withdrawal by Participants, but not yet distributed by the Plan, as of December 31, 2002 or 2001.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Notes to Financial Statements
Deecember 31, 2002 and 2001
--------------------------------------------------------------------------------

     Plan Termination
     The Company has a right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, the Trustee will distribute assets remaining in the Plan with the exception that no distributions shall be made until a Participant attains age 59 1/2, except in certain specified situations.


2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Investments
     All investments are presented at fair value as of December 31, 2002 and 2001. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Money Market Fund and Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost which approximates fair market value.

     Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

     Income
     Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in net depreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

     Expenses
     In general, expenses to administer the Plan, including fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plan. All transaction fees of an investment fund are paid from the assets of that investment fund.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Notes to Financial Statements
Deecember 31, 2002 and 2001
--------------------------------------------------------------------------------

     Benefit Payments
     Benefit payments are recorded when paid.

3.   Transactions with Parties-in-Interest

     At December 31, 2002, the Plan held Company common stock with a cost and market value of $8,894,395 and $10,043,115, respectively. During 2002, the Plan purchased shares at a cost of $2,041,586 and sold shares valued at $1,666,336.

     At December 31, 2001, the Plan held Company common stock with a cost and market value of $8,591,082 and $10,144,099, respectively. During 2001, the Plan purchased shares at a cost of $2,462,656 and sold shares valued at $1,384,081.

     At December 31, 2002, the Plan held investments in various accounts that are related to Merrill Lynch, the Plan's trustee. At December 31, 2002, these investments had a cost and market value of $10,440,321 and $9,736,740, respectively. At December 31, 2001, these investments had a cost and market value of $9,038,452 and $10,366,482.

     These  transactions  are  allowable  party-in-interest  transactions  under
     Section 408(b)(8) of the ERISA regulations.

4.   Federal Income Tax Status

     The Plan is  designed  to  qualify as a  deferred  compensation  plan under sections 401(a) and 401(k) of the Internal Revenue Code of 1986. Qualification of the Plan means that a Participant will not be subject to federal income taxes on amounts contributed to the Participant's account, or the earnings or appreciation thereon, until such amounts either are withdrawn by the Participant or are distributed to the Participant or a beneficiary in the event of the Participant's death. Payroll reduction contributions to a Participant's account reduce the gross income of the Participant for federal income tax purposes to the extent of the contributions. The Company received a favorable determination letter from the Internal Revenue Service dated May 29, 2002, concerning the qualification of the Plan under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986, concerning qualification of the Master Long-Term Savings Trust under federal income tax regulations. Management believes that the Plan is currently designed and is being operated in compliance with requirements of the Internal Revenue Code and that the Plan is tax exempt as of the financial statement date.

     Discussions of the federal income tax consequences of the Plan, including consequences on distributions of Participant's account, are contained in the Company's Employee Long-Term Savings Plan Summary Plan Description.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Notes to Financial Statements
Deecember 31, 2002 and 2001
--------------------------------------------------------------------------------

5.   Participation in Master Trust

     The Central Illinois Public Service Company Master Long-Term Savings Trust (the "Master Trust") was established April 1, 1985 to serve as the funding vehicle for the Plan and for the other separate Employee Long-Term Savings Plan, which is for the members of the IUOE No. 148 collective bargaining unit employed by AmerenEnergy Generating Company. This separate plan is not included in this report and is shown separately in its own report. At both December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 57 percent.

     The following table presents the fair value of investments for the Master Trust at December 31, 2002 and 2001:

     Investments at fair value
     Ameren Common Stock Fund                              $19,223,384    $19,523,224
     Bond Index Fund                                         3,204,261      2,320,320
     Money Market Fund                                       5,490,256      4,943,113
     Growth Equity Fund                                      6,713,396      8,181,620
     Standard & Poor's 500 Equity Index Trust               11,556,668     13,657,281
     Merrill Lynch Retirement Preservation Trust             3,575,048      2,448,659
     AIM Value Fund                                          3,472,562      4,729,651
     Merrill Lynch Global Allocation Fund - Class A          1,060,384        949,058
     Merrill Lynch Capital Fund - Class A                      782,614        846,394
     Participant Loan Fund                                   2,485,781      2,585,358
                                                           -----------    -----------
                Total Master Trust investments             $57,564,354    $60,184,678
                                                           ===========    ===========


     Investment income for the Master Trust for the years ended December 31, 2002 and 2001, is as follows:

                                                               2002             2001

     Interest and dividends                               $  1,648,516    $ 1,834,557
     Net depreciation in fair value of investments          (6,783,629)    (7,186,188)
                                                          -------------   ------------
                                                          $ (5,135,113)   $(5,351,631)
                                                          =============   ============


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           AMEREN CORPORATION EMPLOYEE
                                           LONG-TERM SAVINGS PLAN -
                                            IBEW NO. 702


                                           AMEREN SERVICES COMPANY
                                                (Administrator)



                                           By   /s/ Donna K. Martin
                                              ------------------------------
                                                  Donna K. Martin
                                                   Vice President

June 30, 2003




                                  EXHIBIT INDEX



Exhibit No.                       Description
-----------                       -----------

   23     Consent of Independent Auditors

   99.1 Certificate of Plan Administrator required by Section 1350 of Chapter 63 of Title 18 of the United States Code (Section 906 of the Sarbanes-Oxley Act of 2002).

   99.2 Certificate of Chief Financial Officer required by Section 1350 of Chapter 63 of Title 18 of the United States Code (Section 906 of the Sarbanes-Oxley Act of 2002).